Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 21, 2011

To the shareholders and the holders of American Depositary Shares of Delhaize Group SA/NV (the “Company”):

This letter provides information concerning the agenda of the ordinary and extraordinary general meeting of shareholders to be held on Thursday, May 26, 2011, at 3:00 p.m., local time, at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Brussels, Belgium.

At the ordinary and extraordinary general meeting, the Company’s shareholders will consider and vote on the items of the agenda as further detailed in this information statement. The proposals in items 14 to 27 were on the agenda of the extraordinary general meeting of shareholders to be held on April 27, 2011, at which the applicable quorum requirement will not be satisfied to consider and vote upon such proposals.

Items 16 to 19, 21, 22 and 24 of the agenda propose to approve amendments conforming the articles of association of the Company to the Belgian law on the exercise of certain rights of shareholders in listed companies (the “Law on Shareholders’ Rights”). This legislation shall enter into force on January 1, 2012. From that date, any provision of the articles of association of the Company that is not consistent with the Law on Shareholders’ Rights will become legally ineffective.

Belgian law does not require a quorum for the ordinary and extraordinary general meeting to be held on May 26, 2011. Consequently, decisions at this ordinary and extraordinary meeting can be taken irrespective of the number of Delhaize Group shares represented at the meeting. Items 1 to 3 of the agenda do not require a vote. Items 4 to 13 and item 27 can be validly adopted with the approval of a majority of the votes cast. Item 14 can be validly adopted with the approval of 80% of the votes cast. Items 15 to 26 can be validly adopted with the approval of 75% of the votes cast.

Shareholders can validly express the vote attached to their shares at the May 26, 2011 meeting by following the procedures specified in the convening notice of that meeting, which will be published in the press and is available on our web site at www.delhaizegroup.com. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote their shares with respect to the May 26, 2011 meeting by following the procedures specified in a separate convening notice from Delhaize Group’s Depositary, Citibank, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at + 1 (704) 633-8250 ext. 2529. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the notice, the annual report and the annual accounts of the Company, and a comparison of the current version of the articles of association with the amended version as proposed to the meeting, which can be downloaded from our web site at www.delhaizegroup.com. These documents can also be ordered by shareholders from the Delhaize Group Investor Relations Department by calling +32 2 412 21 51 and by holders of Delhaize Group American Depositary shares by calling Citibank at +1 877 853 2191.

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary and Extraordinary General Meeting of Shareholders

May 26, 2011

Agenda

1.	Presentation of the Management Report of the Board of Directors on the Financial Year Ended December 31, 2010		4

2.	Presentation of the Report of the Statutory Auditor on the Financial Year Ended December 31, 2010		4

3.	Communication of the Consolidated Annual Accounts as of December 31, 2010		4

4.	Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2010, including the Allocation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.72 per Share		5

5.	Proposal to Discharge the Liability of the Directors for the Financial Year Ended December 31, 2010		6

6.	Proposal to Discharge the Liability of the Statutory Auditor for the Financial Year Ended December 31, 2010		6

7.	Proposal to Renew the Mandate of Directors and to Appoint Directors		6

	7.1	Proposal to Renew the Term of Mr. Hugh G. Farrington for a Period of Three Years	7

	7.2	Proposal to Renew the Term of Baron Luc Vansteenkiste for a Period of Four Years	7

	7.3	Proposal to Renew the term of Mr. Jacques de Vaucleroy for a Period of Four Years	7

	7.4	Proposal to Appoint Mr. Jean-Pierre Hansen for a Period of Three Years	7

	7.5	Proposal to Appoint Mr. William G. McEwan for a Period of Three Years	8

	7.6	Proposal to Appoint Mr. Mats Jansson for a Period of Three Years	8

8.	Proposal to acknowledge the Independence of Directors		8

	8.1	Baron Luc Vansteenkiste	9

	8.2	Mr. Jacques de Vaucleroy	10

	8.3	Mr. Jean-Pierre Hansen	10

	8.4	Mr. William G. McEwan	10

	8.5	Mr. Mats Jansson	10

9.	Proposal to Renew the Mandate of the Statutory Auditor		10

10.	Proposal to approve an Early Redemption of Bonds or Medium-Term Notes Upon a Change of Control of Delhaize Group		10

11.	Proposal to Approve a Change of Control Clause in a Credit Facility		11

12.	Proposal to Approve Vesting Periods under U.S. Stock Incentive Plans		11

13.	Proposal to Revise Compensation of Directors		12

14.	Proposal to Amend the Article 9 of the Articles of Association of the Company		12

15.	Proposal to Amend the Article 19 of the Articles of Association of the Company		13

16.	Proposal to Amend the Article 29 of the Articles of Association of the Company		13

17.	Proposal to Amend the Article 30 of the Articles of Association of the Company		13

18.	Proposal to Amend the Article 31 of the Articles of Association of the Company		14

19.	Proposal to Amend the Article 32 of the Articles of Association of the Company	14

20.	Proposal to Amend the Article 33 of the Articles of Association of the Company	14

21.	Proposal to Amend the Article 34 of the Articles of Association of the Company	15

22.	Proposal to Amend the Article 36 of the Articles of Association of the Company	15

23.	Proposal to Amend the Article 38 of the Articles of Association of the Company	15

24.	Proposal to Amend the Article 39 of the Articles of Association of the Company	16

25.	Proposal to Remove the Article 47 of the Articles of Association of the Company	16

26.	Proposal to Amend the Provisional Measure of the Articles of Association of the Company	16

27.	Powers to Implement the Proposals	16

Item (1)

Presentation of the Management Report of the Board of Directors

On the Financial Year Ended December 31, 2010

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than one month before the date of the ordinary general meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Company Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

On the Financial Year Ended December 31, 2010

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2010, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 147. The consolidated annual report and the report of the statutory auditor on the non-consolidated annual accounts were sent together with the notice to the registered shareholders and are also available on the website of the Company (www.delhaizegroup.com) or upon request made to the Delhaize Group Investor Relations Department.

The reports of the statutory auditor will be presented to the shareholders at the ordinary and extraordinary general meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Communication of the Consolidated Annual Accounts

as of December 31, 2010

The consolidated annual accounts and the results of the Company as of December 31, 2010 will be presented and discussed at the ordinary and extraordinary general meeting.

No vote is required on the consolidated annual accounts as of December 31, 2010.

Item (4)

Proposal to Approve the Non-Consolidated Annual Accounts as of December 31, 2010,

including the Allocation of Available Profit, and

Approve the Distribution of a Gross Dividend of EUR 1.72 per Share

The following allocation of the available profit of the Company, as approved by the Board on March 9, 2011, will be proposed for shareholder approval at the ordinary and extraordinary general meeting:

Allocation of Profit	(in EUR)

Profit for the financial year ended December 31, 2010	66 414 434

Profit carried forward from previous years	854 678 162

Profit to be allocated	921 092 596

As indicated in the table below, at the ordinary and extraordinary general meeting, the Board will propose the payment of a gross dividend of EUR 1.72 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 9, 2011, will therefore amount to EUR 175 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company may issue new shares, coupon no. 49 attached, between the date of adoption of the annual accounts by the Board, which was March 9, 2011, and the date of their proposed approval by the ordinary and extraordinary general meeting of May 26, 2011.

Therefore, as of April 21, 2011, the 2010 profit appropriation is as follows:

Profit Appropriation	(in EUR)

Profit to carry forward	746 383 279

Transfer to legal reserve	34 234

Gross dividend of EUR 1.72 per share	174 675 083

On that basis, the Board will communicate at the ordinary and extraordinary general meeting of May 26, 2011 the aggregate number of shares entitled to the 2010 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2010 will be modified accordingly. The maximum number of shares which could be issued between March 9, 2011, and May 26, 2011 is 2 781 969, assuming that all vested warrants were to be exercised. This would result in an increase in the total amount to be distributed as dividend of EUR 5 million to EUR 180 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge the Liability of the Directors for

the Financial Year Ended December 31, 2010

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge the Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2010

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the ordinary and extraordinary general meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposal to Renew the Mandate of Directors and to Appoint Directors

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary general meeting for a term of up to six years. From 1999 to 2009, the Company set the length of director terms for persons elected during such period at a maximum of three years. Pursuant to a Belgian law enacted in 2009, a director is not independent if such person is elected to more than three successive terms or more than twelve years. In 2010, the Board decided to set the term of the mandate of directors starting with elections in 2010 to three years for the first term, then four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by the Board at the time of their election though has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 70 during the Company’s standard director term length may instead be elected to a term that would expire at the ordinary general meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board for the terms proposed. Each candidate for a position as director has indicated that he is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of each of the candidates named below as a director of the Company for the terms proposed.

7.1	Proposal to renew the mandate of Mr. Hugh G. Farrington as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2013.

Mr. Hugh G. Farrington (1945). Following a retail management career starting in 1968 at Hannaford, a U.S. subsidiary of Delhaize Group, Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed as Vice Chairman of Delhaize America, and in 2001, he became our Executive Vice President and member of our Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within our company. He rejoined the Board as a director in 2005. Mr. Farrington holds a Bachelor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Arts in teaching from the University of New Hampshire.

7.2	Proposal to renew the mandate of Baron Luc Vansteenkiste as director for a period of four years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2014.

Baron Luc Vansteenkiste (1947). Baron Vansteenkiste is President of the Board of the Belgian company Sioen and Vice President of the Board of Recticel. Baron Vansteenkiste is also a member of the Board of the Belgian companies Spector Photo Group, Ter Beke Vleeswaren and Compagnie du Bois Sauvage. Baron Vansteenkiste is Honorary Chairman of the Federation of Belgian Companies and Board member of Guberna. Baron Vansteekiste was Chief Executive Officer of Recticel until April 1, 2010. Baron Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium.

7.3	Proposal to renew the mandate of Mr. Jacques de Vaucleroy as director for a period of four years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2014.

Mr. Jacques de Vaucleroy (1961). Mr. de Vaucleroy is CEO of the Northern, Central and Eastern Europe business unit of Axa since March 2010. He is also in charge of AXA Bank Europe. Since April 2010, he has been a member of the AXA Management Committee. On January 1st, 2011 he took also global responsibility for the Group’s AXA Life & Savings and Health businesses. Jacques de Vaucleroy has made most of his career within the ING Group, where he was a member of the Executive Board of ING Group and Chief Executive Officer for Insurance and Investment Management Europe. He has extensive experience in banking, insurance and asset management. Jacques de Vaucleroy holds a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussels, Belgium).

7.4	Proposal to appoint Mr. Jean-Pierre Hansen as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2013.

Mr. Jean-Pierre Hansen (1948). Mr. Hansen is member of the Executive Committee of GDF Suez and Chairman of its Energy Policy Committee. After working as a research engineer, Mr. Hansen was appointed energy advisor to the Belgian Minister for Economic Affairs. He moved into the electricity and gas sector in 1976, serving as Chief Executive Officer of Electrabel since 1992 and Chairman of the Board of Directors of Electrabel from 1999 till 2004. Mr. Hansen was Chief Operating Officer and Vice-Chairman of the Executive Committee of the Suez Group from 2003 till 2008. He is a member of the Board of Directors of Electrabel, Compagnie Nationale à Portefeuille, KBC and SNCB Logistics. He was Vice-President of the Federation of Enterprises in Belgium (FEB) and a Member of the Council of Regency of the National Bank of Belgium. He was awarded an Honorary Doctorate by the Katholieke Universiteit Leuven and lectures in economics at the Université Catholique Louvain and the Ecole Polytechnique in Paris. He is a Visiting Scholar at MIT (Cambridge, US). Mr. Hansen holds a degree in Civil Engineering (Liège), a Ph. D. in Engineering (Paris VI) and a Master’s degree in Economics (Paris II).

7.5	Proposal to appoint Mr. William G. McEwan as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2013.

Mr. William G. McEwan (1956). Mr. McEwan is President & Chief Executive Officer of Sobeys Inc. and a member of the Board of Directors of its parent company, Empire Company Limited. Mr. McEwan began his career at Ferraro’s Ltd. Super Value Stores at the age of 15, spending 13 years with the company in both British Columbia and Alberta. Between 1989 and 2000, Mr. McEwan held a variety of progressively senior marketing and merchandising roles in the consumer packaged goods industry with Coca-Cola Limited and in grocery retail with The Great Atlantic and Pacific Tea Company (A&P) both in Canada and in the United States. He served as President of A&P’s Canadian operations before his appointment as President and Chief Executive Officer of the company’s US Atlantic Region, the position he held immediately prior to joining Sobeys Inc. Since joining Sobeys in November 2000, Mr. McEwan has overseen the development and execution of the company’s long-term strategic plan. Mr. McEwan is on the Board of Directors of The Consumer Goods Forum. In November, 2005 Mr. McEwan was presented the Golden Pencil Award, The Food Industry Association of Canada’s highest distinction. In May 2006, the Canadian Council of Grocery Distributors presented Mr. McEwan with the Robert Beaudry Award of Excellence for leadership in the grocery industry.

7.6	Proposal to appoint Mr. Mats Jansson as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2013.

Mr. Mats Jansson (1951). Mr. Jansson currently serves as an independent board member of Danske Bank and Falck. Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005 Mr. Jansson held the position of CEO with Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006 Mr. Jansson served as President and CEO of Axel Johnson AB, a family owned conglomerate of distribution and services companies. Mr. Jansson was President and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He also previously has served as a director of Axfood, Mekonomen, Swedish Match and Hufvudstaden. Mr. Jansson studied economical history and sociology at the University of Örebro.

Item (8)

Proposal to Acknowledge the Independence of Directors

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered on March 9, 2011 all criteria applicable to the assessment of independence of directors under the Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules. Based on the information provided by all directors, the Board determined on that date that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Richard Goblet d’Alviella, Robert J. Murray and Didier Smits, are independent under the criteria of the Belgian Company Code, the Belgian Code on Corporate Governance and the NYSE rules. Assuming the Ordinary General Meeting renews the incumbent director Hugh G. Farrington on May 26, 2011, he also will no longer be independent under the Belgian Company Code because (i) he has been compensated formerly as an executive of Hannaford Brothers and (ii) a recent change in Belgian law prevents a director from qualifying as independent if he/she earned any compensation in any capacity other than as a non-executive director.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board on page 22 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com. The Board made its determination based on the rules applicable in Belgium and the U.S. based on information provided by all directors.

Under the requirements of the Belgian Company Code which are summarized below, a director cannot qualify as an independent director of the Company if:

•	such director holds (or represents a person who holds) shares or ADRs representing:

•	10% or more of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

•

less than 10% of the capital of the Company, if such director is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs;

•

during a period of five years preceding his/her appointment as an independent director, such director has held a position as executive director, member of the Executive Committee or Chief Executive Officer of the Company or any of its affiliated companies;

•	such director has been an officer of the Company or any of its affiliated companies in the previous 3 years;

•	such director has been a non-executive director for the shorter of (i) more than 3 successive terms or (ii) more than 12 years;

•	such director has received any remuneration or other significant advantage from the Company or any of its affiliated companies, other than fees received as a non-executive director;

•

such director has, or have had within the last financial year, a significant business relationship with the Company or any of its affiliated companies, either directly or as a partner, shareholder, director or officer of a legal entity having such a relationship;

•	such director has been, within the last three years, a partner or employee of the statutory auditor of the Company or of any of its affiliated companies;

•

such director is an executive director or managing director of another company where any of the Company’s present executive directors or managing directors serves as a non-executive director or non-managing director, or such director has other significant relationships with the executive directors of the Company by reason of positions held in other companies; or

•

a close family member or a cohabitant of such director holds a position of director, member of the Executive Committee, Chief Executive Officer or officer of the Company or any of its affiliated companies.

Upon due consideration of all such factors, the Board will propose that the shareholders acknowledge that Baron Luc Vansteenkiste, Mr. Jacques de Vaucleroy, Mr. Jean-Pierre Hansen, Mr. William G. McEwan and Mr. Mats Jansson are independent within the meaning of the Belgian Company Code, and the Board unanimously recommends that each shareholder vote FOR the following proposals:

8.1	Proposal to acknowledge that Baron Luc Vansteenkiste satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Baron Luc Vansteenkiste’s biographical information is provided above.

8.2	Proposal to acknowledge that Mr. Jacques de Vaucleroy satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and renew his mandate as independent director.

Mr. Jacques de Vaucleroy’s biographical information is provided above.

8.3	Proposal to acknowledge that Mr. Jean-Pierre Hansen satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and appoint him as independent director.

Mr. Jean-Pierre Hansen’s biographical information is provided above.

8.4	Proposal to acknowledge that Mr. William G. McEwan satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and appoint him as independent director.

Mr. William G. McEwan’s biographical information is provided above.

8.5	Proposal to acknowledge that Mr. Mats Jansson satisfies the requirements of independence of the Belgian Company Code for the assessment of independence of directors, and appoint him as independent director.

Mr. Mats Jansson’s biographical information is provided above.

Item (9)

Proposal to Renew the Mandate of the Statutory Auditor

Under Belgian law, the statutory auditor is elected by majority vote at the ordinary general meeting for a term of up to three years.

The Board proposes to renew the mandate of Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, as statutory auditor, represented by Mr. Michel Denayer, auditor or, in the event of inability of Mr. Denayer, by any other partner of the statutory auditor agreed upon by the Company, for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2013, and approve the yearly audit fees of the statutory auditor amounting to EUR 726,398.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (10)

Proposal to Approve an Early Redemption of Bonds,

Convertible Bonds or Medium-Term Notes

Upon a Change of Control of Delhaize Group

In its normal course of business, the Company may issue bonds, convertible bonds or medium-term notes in one or several offerings and tranches, within 12 months from the ordinary shareholders meeting of May 2011. The maximum principal amount of such bonds and notes would be the equivalent of EUR 1.5 billion. The proceeds from such bonds and notes would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. Such bonds and notes may have different maturities which would not exceed 30 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds and notes the right to early repayment for an amount not in excess of 101% of the aggregate principal amount, plus any accrued and unpaid interest, in the event of a change of control over the Company. In order to be enforceable, article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (11)

Proposal to Approve a Change of Control Clause

in a Credit Facility

A EUR 600 million five-year revolving credit facility was concluded on 15 April 2011 between, among others, the Company, Delhaize America, LLC, Delhaize Griffin SA, Delhaize The Lion Coordination Center SA, as Borrowers and Guarantors, the subsidiary guarantors party thereto, the lenders party thereto, and Fortis Bank SA/NV, Banc of America Securities Limited, JP Morgan PLC and Deutsche Bank AG, London Branch, as Bookrunning Mandated Lead Arrangers. In accordance with market practice, a change in control over the Company constitutes a “Mandatory Prepayment and Cancellation” event under this agreement. In order to be enforceable, article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (12)

Proposal to Approve Vesting Periods

under U.S. Stock Incentive Plans

The long-term incentive plan of the Company and its subsidiaries is designed to retain the executive management and reward long-term success of the group. Since 2002, the Company’s long-term incentive plan includes both restricted stock unit awards (granted mostly to our U.S.-based management) and stock options, in addition to performance cash grants.

Restricted stock is stock of a company that is not transferable until certain conditions have been met. Upon satisfaction of those conditions, the stock becomes transferable by the person holding the award. Within the Delhaize group, the restricted stock unit awards represent a commitment of the Company to deliver shares of the Company to the award recipient, at no cost to the recipient. The shares are delivered to our U.S.-based management in annual installments of one fourth over a five-year period starting at the end of the second year after the award date.

Stock options are options that are not exercisable until certain conditions have been met. Upon satisfaction of those conditions, the options become exercisable by the person holding them and entitle this person to the delivery of shares of the Company upon payment of the exercise price of the options. The options granted under the Delhaize Group 2002 Stock Incentive Plan to our U.S.-based management vest in equal annual installments of one third over a three-year period following the grant date.

Pursuant to the Belgian law of April 6, 2010 on the reinforcement of corporate governance, effective beginning with grants made on or after January 1, 2011, restricted stock cannot be transferred to, and stock options cannot be exercised by, a member of the Executive Committee of the Company less than three years after their grant date. However, the shareholders’ meeting can approve a deviation from this rule.

Incremental vesting is the most common vesting scheme for stock options in the U.S. With regard to restricted stock units, vesting practice in the U.S. is almost evenly split 50/50 between incremental and cliff vesting. Continuing the current vesting scheme will therefore allow the Company to maintain a competitive recruitment and retention framework in the U.S. Besides, changing the vesting scheme will cause a slight decrease of the incentive expected value, which will result in a higher grant to each Executive benefiting from these stock-incentive plans. Finally, the creation of a specific regime for the grants to Executives might cause adverse tax issues.

The Board believes that the current vesting features of the restricted stock and stock options granted under the U.S. stock-incentive plans of the Delhaize group are key to maintain a competitive recruitment and retention framework in the U.S. because these features are fully in line with market practices in the U.S. For this reason, the Board unanimously recommends that the shareholders vote FOR the following proposals:

12.1	Proposal to approve the continuation by Delhaize America of grants of Restricted Stock Unit Awards that are delivered to certain members of the Executive Committee of the Company in equal installments of one fourth starting at the end of the second year over a five-year period following their grant date under the Delhaize America Restricted Stock Unit Plan.

12.2	Proposal to approve the continuation by the Company of grants to certain members of the Executive Committee of the Company of options vesting in equal Installments of one third over a three-year period following their grant date under the U.S. Delhaize Group 2002 Stock Incentive Plan.

Item (13)

Proposal to Revise Compensation of Directors

Currently, the Company is authorized by shareholder resolution to pay (i) an amount of up to EUR 80,000 to the directors, per year per director, as compensation for their positions as directors, increased by an amount of up to EUR 5,000 per year for each member of any standing committee of the Board, and increased by an amount of up to EUR 10,000 per year for the Chairman of any standing committee of the Board, and (ii) to the Chairman of the Board, an amount of up to EUR 160,000 per year.

In accordance with the Company’s articles of association, the Board proposes (i) an increase in maximum compensation for service on a standing committee of the Board of EUR 5,000 per year, and (ii) in addition to the EUR 160,000 received for service as Chairman of the Board, the possibility for the Chairman of the Board to receive compensation for service on a standing committee of the Board.

Therefore, the Company would provide, starting with financial year 2011, (i) to the directors as compensation for their positions as directors, an amount of up to EUR 80,000 per year per director, and (ii) to the Chairman of the Board, an amount up to EUR 160,000 per year. The above-mentioned amounts would be increased by an amount of up to EUR 10,000 per year for each member of any standing committee of the Board (other than the chair of the committee), and increased by an amount of up to EUR 15,000 per year for the Chairman of any standing committee of the Board.

The specific amount to be distributed to each director shall be decided by the Board, within the limits set forth above as approved by the shareholders.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (14)

Proposal to Amend the Article 9

of the Articles of Association of the Company

Currently, the Board is authorized under the article 9 of the articles of association of the Company, for a period of two years from the shareholders’ meeting held on May 28, 2009, to purchase on behalf of the Company in the ordinary course of business a maximum of 10% of the outstanding shares of the Company, at a per share purchase price no less than one Euro and at a maximum unit price not higher than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase. For instance, the Board could make such purchases for investment purposes or to cover exercises under equity-based compensation plans for employees of the Company or its subsidiaries. Under article 9, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

The Belgian legislation allows the shareholders of the Company to authorize the Company to purchase its own shares up to a maximum of 20% of its issued share capital. This authorization cannot exceed 5 years.

The Board proposes that the shareholders approve an amendment to the article 9, third indent of the articles of association of the Company to grant authority to the Board to purchase in the ordinary course of business, on behalf of the Company, a maximum of 10% of the outstanding shares of the Company for a period of 5 years beginning on the date of the shareholders’ approval, at a per share purchase price no less than one Euro and no greater than 20% above the highest stock market closing price of the Company’s shares on Euronext Brussels during the twenty trading days preceding such share purchase.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (15)

Proposal to Amend the Article 19

of the Articles of Association of the Company

Currently, there exist an audit committee and a remuneration and nomination committee within the Board, while article 19 of the articles of association of the Company contemplates only the creation of an audit committee by the Board. The existing remuneration and nomination committee of the Board has the authority that is legally conferred on a remuneration committee in Belgium.

The Board proposes to update the article 19 of the articles of association to reflect this.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (16)

Proposal to Amend the Article 29

of the Articles of Association of the Company

In accordance with the Law on Shareholders’ Rights, the articles of association of the Company must provide that one or more shareholders holding together at least 3 per cent of the share capital of the Company can request to put an item on the agenda of any shareholders’ meeting and table resolution proposals for items included or to be included on the agenda of a shareholders’ meeting.

The Board proposes to amend the article 29 of the articles of association accordingly and to merge the third and fourth indents of this article for clarification purposes.

The amendments proposed by the Board aim mostly to conform the article 29 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (17)

Proposal to Amend the Article 30

of the Articles of Association of the Company

The third indent of the article 30 of the articles of association provides that the convening notice of a shareholders’ meeting must include the items listed therein. As a result of recent changes in the Belgian legislation, this provision should include additional items and should consequently be amended. However, the Board believes that it is not necessary to keep this provision in the articles of association given that the content of the convening notice is established both by law and by market practices that are evolving over the years.

Therefore, the Board proposes to remove the third indent of the article 30 and to replace it with a provision that must be incorporated into the articles of association in accordance with the Law on Shareholders’ Rights. This new provision specifies that a copy of the documents that must be made available to registered shareholders of the Company must be sent to them along with the convening notice and that all shareholders are entitled to obtain a copy of these documents free of charge as from the date of the publication of this notice.

The amendments proposed by the Board aim mostly to conform the article 30 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (18)

Proposal to Amend the Article 31

of the Articles of Association of the Company

In accordance with the Law on Shareholders’ Rights, the articles of association of the Company must provide that the shareholders of the Company can attend the shareholders’ meeting and vote shares if these shares have been registered in their name on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of bearer shares to a financial intermediary. Furthermore, to be compliant with the Law on Shareholders’ Rights, the articles of association should provide that shareholders must notify the Company of their intent to participate in the shareholders’ meeting, no later than six days before the date of the meeting. The title of article 31 should also be changed to reflect these amendments.

The amendments proposed by the Board aim mostly to conform the article 31 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (19)

Proposal to Amend the Article 32

of the Articles of Association of the Company

The article 32 of the articles of association of the Company provides that a shareholder can be represented at a shareholders’ meeting only by one proxy holder, whereas the Law on Shareholders’ Rights allows a shareholder to be represented at a shareholders’ meeting by two or more proxy holders in certain situations. For instance, the Law on Shareholders’ Rights permits a shareholder to appoint a separate proxy holder as regards shares held in separate securities accounts. In addition, in accordance with the Law on Shareholders’ Rights, the articles of association should provide that proxies must be received by the Company no later than six days before the date of the shareholders’ meeting.

The amendments proposed by the Board aim mostly to conform the article 32 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (20)

Proposal to Amend the Article 33

of the Articles of Association of the Company

The article 33 of the articles of association of the Company provides that the office of the shareholders’ meeting is chaired by the chairman of the Board and comprises a secretary (appointed by the chairman), two observers (appointed by the shareholders) and all directors of the Company who are attending the shareholders’ meeting.

While the Board believes that its chairman should continue to chair the shareholders’ meeting of the Company, the Board considers that the other directors of the Company should not hold a position as member of the office of the shareholders’ meeting because this is no longer in line with current corporate governance practices.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (21)

Proposal to Amend the Article 34

of the Articles of Association of the Company

The article 34 of the articles of association of the Company provides that the Board can adjourn any shareholders’ meeting in the course of such meeting, that the second shareholders’ meeting must be held within three weeks and that the attendance formalities accomplished in compliance with the articles of association to attend the first shareholders’ meeting remain valid for the second meeting. The article 34 allows shareholders who did not satisfy attendance formalities in respect of the first shareholders’ meeting to satisfy these formalities in respect of the second shareholders’ meeting.

These provisions are not consistent with the Law on Shareholders’ Rights given that, on the one hand, this legislation provides for a record date mechanism for each shareholders’ meeting and, on the other hand, this legislation requires that the second shareholders’ meeting be held within five weeks.

The amendments proposed by the Board aim mostly o conform the article 34 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (22)

Proposal to Amend the Article 36

of the Articles of Association of the Company

The articles of association of the Company allow shareholders who have complied with the attendance formalities set out in the articles of association to vote remotely at any shareholders’ meeting by correspondence.

In compliance with the Law on Shareholders’ Rights, the articles of association of the Company are proposed to be amended to provide that, where permitted by the convening notice and/or the articles of association, the shareholders who have complied with the attendance formalities set out in the articles of association can participate in the shareholders’ meeting by electronic means or vote remotely by correspondence or electronic means. Furthermore, the Board suggests to amend the last indent of the article 36 to take into account the record date mechanism that is proposed to be provided for in the article 31 of the articles of association (see item (18) above).

The amendments proposed by the Board aim mostly to conform the article 36 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (23)

Proposal to Amend the Article 38

of the Articles of Association of the Company

The Board proposes to remove the second, third, fourth and fifth indents of the article 38 of the articles of association, which are not consistent with the Law on Shareholders’ Rights, and to rename the title of this article accordingly.

The amendments proposed by the Board aim mostly to conform the article 38 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (24)

Proposal to Amend the Article 39

of the Articles of Association of the Company

The Board proposes to remove the third indent of the article 39 of the articles of association, which is not consistent with the Law on Shareholders’ Rights, and to amend the second indent of this article so as to provide that directors and auditors of the Company must answer questions of the shareholders in compliance with legal provisions in force.

The amendments proposed by the Board aim mostly to conform the article 39 of the articles of association to the Law on Shareholders’ Rights.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (25)

Proposal to Remove the Article 47

of the Articles of Association of the Company

The article 47 of the articles of association has been incorporated therein on a temporary basis by decision of the shareholders’ meeting in 2008, so as to provide that the amendments approved by the same shareholders’ meeting in respect of the article 12 of the articles of association were effective as from September 1, 2008.

The Board proposes to remove the article 47 from the articles of association as this provisional provision is no longer relevant.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (26)

Proposal to Amend the Provisional Measure

of the Articles of Association of the Company

The provisional measure currently set out at the end of the articles of association provides that securities qualifying as “parts sociales” (‘equity share’) at the time of their issuance by the Company must be characterized as “actions” (“shares”). The Board believes that it is no longer necessary to keep this provisional measure in the articles of association. Consequently, the Board proposes to remove this provision from the articles of association.

Further, the Board suggests to include a new provisional measure in the articles of association to provide that the amendments to articles 29, 30, 31, 32, 34 and 36 of the articles of association, which all aim to conform the articles of association to the Law on Shareholders’ Rights, will enter into force on the ultimate date by which the articles of association must be amended pursuant to this law. The other amendments to the articles of association proposed by the Board will enter into force immediately upon their approval by the shareholders.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (27)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to Exhibit 99.2

Voting Instructions
You can vote by Internet, Telephone or by Mail
Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.
All votes must be received by the Depositary prior to 10:00 A.M. (New York City time) on May 18, 2011.
Vote by Internet • Log on to the Internet and go to www.citi.com/dr. • Click on “Investors” and then click on “Voting by Internet”. • Follow the steps outlined on the secured website.

Vote by telephone

  •   Call toll free 1-800-652-VOTE (8683) within the USA,

      US territories & Canada any time on a touch tone telephone.

      There is NO CHARGE to you for the call.

  •   Follow the instructions provided by the recorded message.

Vote by Mail • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

DELHAIZE GROUP SA/NV (the “Company”)

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s).

+

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.																	For	Against	Abstain
	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain	20.	☐	☐	☐
1.				7.2	☐	☐	☐	8.3	☐	☐	☐	13.	☐	☐	☐	21.	☐	☐	☐
2.				7.3	☐	☐	☐	8.4	☐	☐	☐	14.	☐	☐	☐	22.	☐	☐	☐
3.				7.4	☐	☐	☐	8.5	☐	☐	☐	15.	☐	☐	☐	23.	☐	☐	☐
4.	☐	☐	☐	7.5	☐	☐	☐	9.	☐	☐	☐	16.	☐	☐	☐	24.	☐	☐	☐
5.	☐	☐	☐	7.6	☐	☐	☐	10.	☐	☐	☐	17.	☐	☐	☐	25.	☐	☐	☐
6	☐	☐	☐	8.1	☐	☐	☐	11.	☐	☐	☐	18.	☐	☐	☐	26.	☐	☐	☐
7.1	☐	☐	☐	8.2	☐	☐	☐	12.	☐	☐	☐	19.	☐	☐	☐	27.	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

Ordinary and Extraordinary General Meeting

A summary of proposals is provided below. Please read the meeting notice and related proxy materials.

1.	Item 1 of the agenda does not require a vote.
2.	Item 2 of the agenda does not require a vote.
3.	Item 3 of the agenda does not require a vote.
4.	Proposal to approve the non-consolidated annual accounts as of December 31, 2010, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.72 per share.
5.	Proposal to discharge liability of directors during the financial year ended December 31, 2010.
6.	Proposal to discharge liability of the statutory auditor for the financial year ended December 31, 2010.
7.1	Proposal to renew the term of Mr. Hugh G. Farrington as director for a period of three years.
7.2	Proposal to renew the term of Baron Luc Vansteenkiste as director for a period of four years.
7.3	Proposal to renew the term of Mr. Jacques de Vaucleroy as director for a period of four years.
7.4	Proposal to appoint Mr. Jean-Pierre Hansen as director for a period of three years.
7.5	Proposal to appoint Mr. William G. McEwan as director for a period of three years.
7.6	Proposal to appoint Mr. Mats Jansson as director for a period of three years.
8.1	Proposal to designate Baron Luc Vansteenkiste as an independent director under the Belgian Company Code.
8.2	Proposal to designate Mr. Jacques de Vaucleroy as an independent director under the Belgian Company Code.
8.3	Proposal to designate Mr. Jean-Pierre Hansen as an independent director under the Belgian Company Code.
8.4	Proposal to designate Mr. William G. McEwan as an independent director under the Belgian Company Code.
8.5	Proposal to designate Mr. Mats Jansson as an independent director under the Belgian Company Code.
9.	Proposal to renew the statutory auditor’s mandate for a period of three years.
10.	Proposal to approve the early redemption upon a change of control of the company of bonds, convertible bonds or medium-term notes that the Company may issue.
11.	Proposal to approve a change of control clause in a credit facility.
12.	Proposal to approve the continuation of vesting period under U.S. stock incentive plans.
13.	Proposal to revise the compensation of directors.
14.	Proposal to amend article 9 of the articles of association to authorize the board of directors, for a period of five (5) years, to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition.

15.	Proposal to amend article 19 of the articles of association to reflect that an audit committee and a remuneration and nomination committee exist within the board of directors.

16.	Proposal to amend article 29 of the articles of association to provide that one or more shareholders holding together at least 3 per cent of the share capital of the Company can request to put an item on the agenda of any shareholders’ meeting and table resolution proposals for items included or to be included on the agenda of a shareholders’ meeting, to conform this provision to the new Belgian law on shareholders’ rights.
17.	Proposal to amend article 30 of the articles of association to conform the convening formalities to the new Belgian law on shareholders’ rights.
18.	Proposal to rename article 31 of the articles of association into “Attendance Formalities” and to amend this provision by establishing a mandatory record date for holders of ordinary shares to vote at general meetings to conform to the new Belgian law on shareholders’ rights.
19.	Proposal to replace article 32 of the articles of association to conform the representation of shareholders by proxy holders to the new Belgian law on shareholders’ rights.
20.	Proposal to amend article 33 of the articles of association to align the constitution of the general meeting with current corporate governance practices.
21.	Proposal to amend article 34 of the articles of association to conform the adjournment process of general meetings to the new Belgian law on shareholders’ rights.
22.	Proposal to amend article 36 of the articles of association to conform the vote by correspondence process to the new Belgian law on shareholders’ rights and to grant the possibility, if the board of directors so decides, to implement a system of electronic remote voting.
23.	Proposal to amend article 38 of the articles of association to conform this provision to the new Belgian law on shareholders’ rights.
24.	Proposal to amend article 39 of the articles of association to conform the duty of the directors and the statutory auditor to answer the questions asked by shareholders to the new Belgian law on shareholders’ rights.
25.	Proposal to remove article 47 of the articles of association as this provisional provision is no longer relevant.
26.	Proposal to amend the provisional measure of the articles of association to set the entry into force of the amendments required by the new Belgian law on shareholders’ rights.
27.	Proposal to grant the board of directors the power to implement approved proposals.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Ordinary and Extraordinary General Meeting

to be held on May 26, 2011

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on May 18, 2011 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (the “Company”)

CUSIP No.:	29759W101.
ADS Record Date:	April 14, 2011.
Meeting Specifics:	Ordinary and Extraordinary General Meeting (the “Meeting”) - May 26, 2011 at 3:00 P.M. (local time) at the Corporate Support Office of the Company, Square Marie Curie 40 in 1070 Brussels, Belgium.
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of February 18, 2009.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to cause the delivery of such owner’s ADSs to a blocked account with The Depository Trust Company for the account of the Depositary. The ADSs shall remain in such blocked account at The Depository Trust Company or shall be held by the Depositary, as the case may be, until the day after the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the applicable owner.

By delivering voting instructions to the Depositary (whether by Internet, Telephone or Mail), the holder of the ADSs will be instructing to “block” the ADSs in the name of the holder on the books of the Depositary until the day after the meeting at which the voting rights are exercised by the Depositary in accordance with the voting instructions. If after the delivery of the voting instructions you instruct the Depositary to transfer your ADSs, the Depositary will consider the voting instructions revoked and the Depositary will not vote the Deposited Securities represented by your ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 3 to Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Important Notice Regarding the Availability of Proxy Materials for the Combined Ordinary General Meeting and Extraordinary General Meeting to Be Held on May 26, 2011.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the proxy materials relating to the May 26, 2011 Combined Ordinary and Extraordinary General Meeting is available http://www.delhaizegroup.com.

If you wish to receive a paper or email copy of these documents, you must request one. There is no charge for requesting a copy. Please make your request to Citibank, the Depositary Bank for our American Depositary Shares, by contacting the Delhaize Group ADR Shareholder Services line toll free at 1-877-853-2191, Monday through Friday from 08:30 AM through 06:00 PM Eastern Standard Time. Alternatively, you may request these materials in writing to the address below.

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-5000